                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                             FOREST OIL CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   346091101
           --------------------------------------------------------
                                 (CUSIP Number)

        Craig D. Slater               Drake S. Tempest, Esq.
        The Anschutz Corporation      O'Melveny & Meyers
        2400 Anaconda Tower           The Citicorp Center
        555 Seventeenth Street        153 East 53rd Street, 54th Floor
        Denver, Colorado 80202        New York, New York 10022-4611
        (303) 298-1000                (212) 326-2000
       ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              January 31, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 346091101                  13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        The Anschutz Corporation
                        84-0511138
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
                     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
              Kansas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 11,138,888*
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 11,138,888*
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          11,138,888*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            35.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            CO
-------------------------------------------------------------------------------
 *Number of shares have been adjusted to reflect the 5-for-1 stock split of the Common Stock of the Company effected on January 8, 1996.

                           Page 2 of 11 Pages

CUSIP No. 346091101                  13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        Anschutz Company
                        84-1179412
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
                     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 11,138,188*
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 11,138,188*
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          11,138,188*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            35.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
            CO
-------------------------------------------------------------------------------
 *Number of shares have been adjusted to reflect the 5-for-1 stock split of the Common Stock of the Company effected on January 8, 1996.


                          Page 3 of 11 Pages

CUSIP No. 346091101                  13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        Philip F. Anschutz
                        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
                     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
              United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                          0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 11,138,888*
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                          0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 11,138,888*
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          11,138,888*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares**

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            35.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            IN
-------------------------------------------------------------------------------
 *Number of shares have been adjusted to reflect the 5-for-1 stock split of the Common Stock of the Company effected on January 8, 1996.


                           Page 4 of 11 Pages

     This Amendment No. 2 to Schedule 13D (the "SCHEDULE 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("ANSCHUTZ"), and which relates to shares of Common Stock, par value $.10 per share ("COMMON STOCK"), of Forest Oil Corporation (the "COMPANY"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "AMENDMENT NO. 1"), hereby further amends Items 4, 5 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D, as so amended.

     All numbers of shares of Common Stock and prices per share of Common Stock in this Amendment No. 2 have been adjusted to reflect (1) the 5-to-1 reverse stock split of the Common Stock effected by the Company on January 8, 1996 and (2) the number of shares of Common Stock TAC believes to be outstanding on January 31, 1996.

ITEM 4. PURPOSE OF TRANSACTION

     The information previously furnished in response to this item is amended to add the following:

       I.  SECOND RESTRUCTURE AGREEMENT

     The following summary and description of the transactions contemplated by the Second Restructure Agreement dated as of December 29, 1995 between Joint Energy Development Investments Limited Partnership and the Company (the "SECOND JEDI RESTRUCTURE AGREEMENT") and certain other documents referred to therein does not purport to be a complete summary or description thereof and is subject to and qualified in its entirety by reference to the Second Restructure Agreement (including the exhibits attached thereto) filed by the Company with the Securities and Exchange Commission on January 3, 1996 as
Exhibit 10.12 to the Registration Statement on Form S-2 of the Company (No. 33-64949) or to First Amendment to Shareholders Agreement (as defined below) attached hereto as Exhibit 6:

     A. On December 29, 1995, JEDI and the Company entered into the Second JEDI Restructuring Agreement providing for, among other things, (1) the exchange of (A) approximately $22.4 million principal amount of indebtedness outstanding under the Loan Agreement dated as of December 28, 1993 between JEDI and the Company, as amended or modified, for (B) 1,680,000 shares of Common Stock and (2) the further amendment of such Loan Agreement.

     B. On January 24, 1996, as contemplated by Section 2.1(b) of the Second JEDI Restructure Agreement, JEDI


                            Page 5 of 11 Pages
assigned to the Company the Tranche B Warrants and the rights of JEDI under the JEDI/Purchaser Option and the Company assumed the obligations of JEDI under the JEDI/Purchaser Option. As a result of such assignment and assumption, TAC has the right to purchase from the Company in one or more transactions from time to time not later than July 27, 1998 the Tranche B Warrant Shares at a price per Tranche B Warrant Share that is equal to the lesser of (1) $10.00 as increased at the rate of 18% per annum from July 27, 1995 to the date of the acquisition and (2) $15.50, in each case as such price per share may be adjusted pursuant to the terms of the JEDI/Purchaser Option.

     C. On January 24, 1996, as contemplated by Section 2.5 of the Second JEDI Restructure Agreement:

               (1) TAC consented to the actions contemplated by Sections 2.1(b) and 2.1(c) of the Second JEDI Restructure Agreement and delivered certain documents necessary to effect such consent(s) and to release JEDI from all obligations under the Tranche B Warrants and the JEDI/Purchaser Option;

               (2) the Company and TAC acknowledged in writing to JEDI that the JEDI Registration Rights Agreement, as amended by Amendment No. 1 thereto, continues to constitute the "Other Registration Rights Agreement" for purposes of the Purchaser Registration Rights Agreement; and

               (3) the Company and TAC entered into a First Amendment to Shareholders Agreement ("FIRST AMENDMENT TO SHAREHOLDERS AGREEMENT") to amend lines 5 and 6 of Section 3.1(a) thereof to delete the phrase "(other than Equity Securities of the Company owned by Purchaser, any of its Affiliates or any such Group)" and substitute in its place the phrase "(other than Equity Securities of the Company owned by JEDI, Purchaser, any of their respective Affiliates or any Group of which any such entity is a member)", a copy of which First Amendment to Shareholders Agreement is attached hereto as Exhibit 6.

                             II.  TRANCHE A WARRANTS

      On January 31, 1996, pursuant to Section 3.1(b) of the Tranche A Warrant, the term of the Tranche A Warrant was extended to July 27, 1998 and TAC agreed that, during the period of nine consecutive months beginning on January 31, 1996, TAC shall not transfer to any person the beneficial ownership of any shares of Common Stock except in one or more transactions referred to in one or more of clauses (d), (e), (f), (g), (h), (i) and (j) of
Section 3.2 of the Shareholders Agreement.


                           Page 6 of 11 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The information previously furnished in response to this item is amended to read as follows:

     TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of (i) 3,760,000 shares of Common Stock referred to in
Item 4 as the Purchaser Note Conversion Shares and the Purchaser Additional Shares, (ii) 620,000 shares of Second Series Convertible Preferred Stock referred to in Item 4 as the Purchaser Preferred Shares (which are convertible into the 1,240,000 shares of Common Stock referred to in Item 4 as the Purchaser Preferred Conversion Shares), (iii) Tranche A Warrants to acquire 3,888,888 shares of Common Stock that are referred to in Item 4 as the Tranche A Warrant Shares and (iv) an option referred to in Item 4 as the JEDI/Purchaser Option to acquire from the Company 2,250,000 shares of Common Stock that are referred to in Item 4 as Tranche B Warrant Shares.

     Without giving effect to the conversion of the Purchaser Preferred Shares or the exercise of any of the Tranche A Warrants, Tranche B Warrants or the JEDI/Purchaser Option, TAC has acquired the direct beneficial ownership, and AC and Anschutz the indirect beneficial ownership, of 3,760,000 shares of Common Stock, or approximately 15.4% of the shares of Common Stock TAC believes to be outstanding as of January 31, 1996.

     After giving effect to the conversion of the Purchaser Preferred Shares and the exercise of all Tranche A Warrants, Tranche B Warrants and the JEDI/Purchaser Option (assuming for such purpose the absence of the restrictions imposed on the conversion or exercise thereof by the Shareholders Agreement), TAC may be deemed to have acquired the beneficial ownership, and AC and Anschutz the indirect beneficial ownership, of 11,138,888 shares of Common Stock, or approximately 35.0% of the shares of Common Stock that would be outstanding after giving effect to the issuance of all such shares.

     TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1 and First Amendment to Shareholders Agreement attached as Exhibit 6 to this Amendment No. 2, pursuant to which such restrictions have been imposed.


                           Page 7 of 11 Pages

     TAC, AC and Anschutz may be deemed to share the power both to vote and to direct the disposition of the shares of Common Stock and other equity securities of the Company referred to above if and when beneficial ownership thereof is acquired by TAC. Reference is made to Item 4 for a summary of the transactions pursuant to which TAC may acquire such beneficial ownership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibit:

            Exhibit 6 First Amendment dated as of January 24, 1996 to Shareholders Agreement dated as of July 27, 1995 between Forest Oil Corporation and The Anschutz Corporation


                           Page 8 of 11 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1996
---------------------------------
Date


THE ANSCHUTZ CORPORATION


By /s/ Philip F. Anschutz
   ------------------------------
   Philip F. Anschutz, President

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1996
---------------------------------
Date


ANSCHUTZ COMPANY


By /s/ Philip F. Anschutz
   -------------------------------
   Philip F. Anschutz, President

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1996
-----------------------------
Date


By /s/ Philip F. Anschutz
   --------------------------
   Philip F. Anschutz

                                  EXHIBIT INDEX

First Amendment dated as of January 24, . . . . . . . . . . . Exhibit 6
1996 to Shareholders Agreement dated as
of July 27, 1995 between Forest Oil
Corporation and The Anschutz Corporation











                                     Ex. - 1